BAKER & McKENZIE
東京青山・青木法律事務所

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RECEIVED
2005 JUN -9 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05008815

June 8, 2005

Asia Pacific
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Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

SUPPL

Re: File Number: 82-5233

Dear Mr. Dudek:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Correction a Segment Part of Consolidated Business Result for FY March 2005

Thank you for your attention.

Yours truly,

Seishi Ikeda

Seishi Ikeda

PROCESSED
JUN 13 2005
THOMSON FINANCIAL

SI/mt
Enclosure

dw 6/13

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

Jun 6, 2005

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Correction a Segment Part of Consolidated Business Result for FY March 2005

The Company corrected a segment part of consolidated business result for FY March 2005, which was released on May 13th, 2005. The corrected part is underlined as below.

Description

6) Segment Information a. Consolidated sales, profit and assets by business segment (page #33)

(Before correction)

This Fiscal Year (from Apr 1st, 2004 to Mar 31st, 2005) (Unit: ¥million)

	Catalogue Business	Hanpu Business	Single-Item Mail Order Business	Financing Service	Other Business	Sub Total	Elimination or Corporate	Total (Consolidated)
1. Sales and Operating profit and deficit								
1) Sales from external customers	79,632	11,021	13,779	5,266	5,399	115,098	-	115,098
2) Sales from internal segment	12	0	1	-	10	24	-24	-
Total	79,644	11,021	13,780	5,266	5,410	115,123	-24	115,098
Operating Expenses	75,383	10,763	11,550	3,227	3,414	104,339	-121	104,217
Operating income/loss	4,260	258	2,230	2,038	1,995	10,784	97	10,881
2.Assets, Depreciation/Amortization and Capital Expenditure for segment assets								
Assets	50,080	2,169	8,419	23,553	12,004	96,227	788	97,015
Depreciation/Amortization	568	20	112	17	286	1,005	69	1,074
Capital expenditure for s egment assets	1,718	4	276	6	575	2,580	1	2,582